

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2024

James C. Flores
Chief Executive Officer
Flame Acquisition Corp.
700 Milam Street, Suite 3300
Houston, TX 77002

> **Re: Flame Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 10, 2022**
> **File No. 001-40111**

Dear James C. Flores:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ryan Maierson